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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                       Building One Services Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $.001
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   120114103
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Mr. Andrew Africk
                              Boss Investment LLC
                          c/o Apollo Management, L.P.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY 10019
                                (212) 515-3200
                                with copies to:

Michael D. Weiner, Esq.                       John J. Suydam, Esq.
Apollo Management, L.P.                       O'Sullivan Graev & Karabell, LLP
1999 Avenue of the Stars, Suite 1900          30 Rockefeller Plaza, 24th Floor
Los Angeles, CA 90067                         New York, NY 10012
(310) 201-4100                                (212) 408-2400


--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 2, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies of this statement are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Convertible Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Boss Investment LLC*
     ...........................................................................
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X
        ........................................................................

     (b)
        ........................................................................
--------------------------------------------------------------------------------

 3.  SEC Use Only
                 ...............................................................
--------------------------------------------------------------------------------

 4.  Source of Funds (See Instructions)  OO
                                        ........................................
--------------------------------------------------------------------------------

 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                       .........................................................
--------------------------------------------------------------------------------

 6.  Citizenship or Place of Organization   DE
                                         .......................................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      7.  Sole Voting Power   -0-
                                           .....................................
                     -----------------------------------------------------------

Number of Shares      8.  Shared Voting Power   -0-
Beneficially Owned                           ...................................
by Each Reporting    -----------------------------------------------------------
Person With
                      9.  Sole Dispositive Power  -0-
                                                ................................
                     -----------------------------------------------------------

                     10.  Shared Dispositive Power  -0-
                                                  ..............................
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  -0-
                                                                 ...............
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                       .........................................................
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   0%
                                                       .........................
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     OO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Apollo Investment Fund IV, L.P.*
     ...........................................................................
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X
        ........................................................................

     (b)
        ........................................................................
--------------------------------------------------------------------------------

 3.  SEC Use Only
                 ...............................................................
--------------------------------------------------------------------------------

 4.  Source of Funds (See Instructions)  OO
                                        ........................................
--------------------------------------------------------------------------------

 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                       .........................................................
--------------------------------------------------------------------------------

 6.  Citizenship or Place of Organization   DE
                                         .......................................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      7. Sole Voting Power      5,356,327 shares of Common Stock
                                           .....................................
                     -----------------------------------------------------------

Number of Shares      8. Shared Voting Power    5,643,553 shares of Common Stock
Beneficially Owned                           ...................................
by Each Reporting    -----------------------------------------------------------
Person With
                      9. Sole Dispositive Power 5,356,327 shares of Common Stock
                                                ................................
                     -----------------------------------------------------------

                     10.  Shared Dispositive
                          Power                 5,643,553 shares of Common Stock
                                                ................................
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by
     Each Reporting Person                      5,643,553 shares of Common Stock
                                                ................................
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                       .........................................................
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   17.8%
                                                       .........................
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Apollo Overseas Partners IV, L.P.*
     ...........................................................................
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X
        ........................................................................

     (b)
        ........................................................................
--------------------------------------------------------------------------------

 3.  SEC Use Only
                 ...............................................................
--------------------------------------------------------------------------------

 4.  Source of Funds (See Instructions)  OO
                                        ........................................
--------------------------------------------------------------------------------

 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                       .........................................................
--------------------------------------------------------------------------------

 6.  Citizenship or Place of Organization   DE
                                         .......................................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      7. Sole Voting Power        287,226 shares of Common Stock
                                           .....................................
                     -----------------------------------------------------------

Number of Shares      8. Shared Voting Power    5,643,553 shares of Common Stock
Beneficially Owned                           ...................................
by Each Reporting    -----------------------------------------------------------
Person With
                      9. Sole Dispositive Power   287,226 shares of Common Stock
                                                ................................
                     -----------------------------------------------------------

                     10.  Shared Dispositive
                          Power                 5,643,553 shares of Common Stock
                                                ................................
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by
     Each Reporting Person                      5,643,553 shares of Common Stock
                           .....................................................
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                       .........................................................
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   17.8%
                                                       .........................
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Apollo Advisors IV, L.P.*
     ...........................................................................
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X
        ........................................................................

     (b)
        ........................................................................
--------------------------------------------------------------------------------

 3.  SEC Use Only
                 ...............................................................
--------------------------------------------------------------------------------

 4.  Source of Funds (See Instructions)  OO
                                        ........................................
--------------------------------------------------------------------------------

 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                       .........................................................
--------------------------------------------------------------------------------

 6.  Citizenship or Place of Organization   DE
                                         .......................................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      7. Sole Voting Power      -0-
                                           .....................................
                     -----------------------------------------------------------

Number of Shares      8. Shared Voting Power    5,643,553 shares of Common Stock
Beneficially Owned                           ...................................
by Each Reporting    -----------------------------------------------------------
Person With
                      9. Sole Dispositive Power -0-
                                                ................................
                     -----------------------------------------------------------

                     10.  Shared Dispositive
                          Power                 5,643,553 shares of Common Stock
                                                ................................
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by
     Each Reporting Person                      5,643,553 shares of Common Stock
                                                ................................
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                       .........................................................
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   17.8%
                                                       .........................
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Apollo Management IV, L.P.
     ...........................................................................
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  X
        ........................................................................

     (b)
        ........................................................................
--------------------------------------------------------------------------------

 3.  SEC Use Only
                 ...............................................................
--------------------------------------------------------------------------------

 4.  Source of Funds (See Instructions)  OO
                                        ........................................
--------------------------------------------------------------------------------

 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                       .........................................................
--------------------------------------------------------------------------------

 6.  Citizenship or Place of Organization   DE
                                         .......................................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      7. Sole Voting Power      -0-
                                           .....................................
                     -----------------------------------------------------------

Number of Shares      8. Shared Voting Power    5,643,553 shares of Common Stock
Beneficially Owned                           ...................................
by Each Reporting    -----------------------------------------------------------
Person With
                      9. Sole Dispositive Power -0-
                                                ................................
                     -----------------------------------------------------------

                     10.  Shared Dispositive
                          Power                 5,643,553 shares of Common Stock
                               .................................................
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by
     Each Reporting Person                      5,643,553 shares of Common Stock
                          ......................................................
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                       .........................................................
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   17.8%
                                                       .........................
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

          On March 22, 1999 Boss Investment LLC, a Delaware limited liability company owned by certain Reporting Entities (as defined in Item 2) (the "Investor"), entered into a Securities Purchase Agreement (the "Purchase
---------                                                       --------
Agreement"), with Building One Services Corporation, a Delaware corporation (the
---------
"Issuer").  Pursuant to the Purchase Agreement, on April 30, 1999 the Investor
 ------
acquired approximately $100.0 million of the Issuer's 7.5% Junior Subordinated Convertible Debentures (the "Convertible Notes"). The Convertible Notes
                             -----------------
initially were convertible into 4,444,444 shares of common stock of the Issuer, par value $.001 per share (the "Issuer's Common Stock").
                                ---------------------

          On June 30, 1999, the Investor acquired from Friedman, Billings, Ramsey & Co., Inc. warrants to purchase 1,030,000 shares of the Issuer's Common Stock (the "Warrants"). Assuming the Investor exercised the Warrants and
            --------
converted the Convertible Notes, and assuming all interest payments are paid in cash, the Investor would own 5,643,553 shares of the Issuer's Common Stock, or approximately 17.8% based on the Issuer's outstanding shares as of November 9, 1999.

          *On July 28, 1999, the Investor was dissolved and distributed the Convertible Notes and Warrants to its members, each of whom is a Reporting Entity, resulting in direct beneficial ownership by AIF IV and Overseas Partners of $94.9 million and $5.1 million, respectively, of Convertible Notes. The distribution also resulted in direct beneficial ownership by AIF IV and Overseas Partners of Warrants to purchase 977,573 and 52,427 shares of Common Stock, respectively.


ITEM 4.   PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is amended to add the following:

          On November 2, 1999, the Issuer and Group Maintenance America Corp., a Texas corporation ("GroupMAC"), entered into an Agreement and Plan of Merger
                    --------
(the "Merger Agreement") pursuant to which the Issuer agreed to merge with and
      ----------------
into GroupMAC, with GroupMAC being the surviving corporation (the "Merger"). The
                                                                   ------
closing of the Merger is conditioned upon, among other things, the approval of the shareholders of each of the Issuer and GroupMAC, concurrent completion of the investment by BOSS II (as described below) in GroupMAC, regulatory approval, GroupMAC obtaining a senior debt facility, with terms reasonably acceptable to GroupMAC and the Issuer, in an amount of at least $800,000,000.

          Simultaneously with the execution of the Merger Agreement, BOSS II, LLC, a Delaware limited liability company ("BOSS II") whose members are AIF IV
                                            -------
and Overseas Partners, entered into a Subscription and Exchange Agreement with GroupMAC (the "Exchange Agreement") pursuant to which BOSS II agreed to acquire
               ------------------
shares of Convertible Preferred Stock, $.001 par value per share, of GroupMAC (the "Convertible Preferred"), in exchange for the Convertible Notes, plus
      ---------------------
accrued and unpaid interest thereon and $150,000,000 in cash. The Convertible Preferred initially will be convertible into approximately 18,214,857 shares of GroupMAC Common Stock at a conversion price of $14.00 per share. In connection with the execution of the Exchange Agreement, BOSS II, AIF IV and Overseas Partners executed a Letter Agreement pursuant to which BOSS II agreed, upon a closing under the Exchange Agreement to transfer the Convertible Notes in accordance with the terms thereof and subject to the conditions set forth therein. The closing of the transactions contemplated in the Exchange Agreement are conditioned upon the closing of the Merger.

          Pursuant to the Merger Agreement, the Warrants will be assumed by GroupMAC and will continue to have and be subject to the same terms and conditions set forth in the Warrants, except that such Warrants shall be exercisable for 1,287,500 shares of GroupMAC Common Stock at a per share exercise price of $16.

          The Reporting Entities have no present plans or proposals to acquire additional securities of the Issuer. However, the Reporting Entities reserve the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of the Reporting Persons, the Reporting Persons will amend this Schedule 13D.


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

(a) On June 30, 1999, the Issuer paid a total of $1,895,000 of accrued interest on the Convertible Notes in additional Convertible Notes. On September 30, 1999, the Issuer paid a total of $1,910,000 of accrued interest on the Convertible Notes in additional Convertible Notes. Assuming the conversion of the principal amount, the Reporting Entities beneficially own Convertible Notes convertible into an aggregate of 5,643,553 shares of Common Stock, or approximately 17.8% of the total issued and outstanding shares of Common Stock.

(c) The responses set forth in Item 4 are incorporated herein.

(e) On July 28, 1999, the Investor was dissolved and distributed the Convertible Notes and Warrants to its members, each of whom is a Reporting Entity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              The responses set forth in Item 4 are incorporated herein.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

              1. Subscription and Exchange Agreement, dated as of November 2, 1999, between Boss II LLC, a Delaware limited liability company, and Group Maintenance America Corp., a Texas corporation.

              2. Letter Agreement, dated November 2, 1999, between Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV. L.P., Group Maintenance America Corp. and Building One Services Corporation.

              3. Agreement and Plan of Merger, dated as of November 2, 1999, by and between Group Maintenance America Corp. and Building One Services Corporation.

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Apollo Investment Fund IV, L.P., Apollo Advisors IV, L.P. Apollo Management IV, L.P.and Apollo Overseas Partners IV, L.P.

        Dated as of the 15th day of November, 1999.


APOLLO INVESTMENT FUND IV, L.P.         APOLLO ADVISORS IV, L.P.
By: Apollo Advisors IV, L.P.,           By: Apollo Capital Management IV, Inc.,
    its General Partner                         its General Partner
By: Apollo Capital Management IV, Inc.,
    its General Partner                 By: /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name:  Michael D. Weiner
By:    /s/ Michael D. Weiner                Title: Vice President
    -----------------------------
Name:  Michael D. Weiner
Title: Vice President
                                        APOLLO OVERSEAS PARTNERS IV, L.P.

APOLLO MANAGEMENT IV, L.P.              By: Apollo Advisors IV, L.P.,
                                            its General Partner
By:

By:                                     By: Apollo Capital Management IV, Inc.,
                                            its General Partner

By:  /s/ Michael D. Weiner
    -----------------------------
Name:  Michael D. Weiner
Title: Vice President
                                        By: /s/ Michael D. Weiner
                                            -------------------------------
                                            Name:  Michael D. Weiner
                                            Title: Vice President